Points and Scotiabank Collaborate to Add New Loyalty Capabilities to
Mobile Banking App

Scotiabank leverages Points’ Loyalty Commerce Platform functionality to integrate loyalty currency into Scotiabank’s My Mobile Wallet & Mobile Banking apps

TORONTO, June 26, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that they are working with The Bank of Nova Scotia (Scotiabank), one of the world’s leading financial institutions, to power new loyalty capabilities of the Scotiabank Mobile Banking app. Scotiabank users will now have the added ability of seamlessly tracking and accessing loyalty balances for 18 programs, including SCENE®, an industry-first for any mobile financial service provider in Canada. Customers will be able to add and access their loyalty cards across devices, through the Scotiabank Mobile Banking app and My Mobile Wallet.

Scotiabank will leverage Points Loyalty Wallet APIs, which offer loyalty programs, financial institutions and retailers a quick-to-market, white-labelled service that allows balance tracking and loyalty commerce transactions. The solution drives unprecedented value to customers who can easily engage with their favourite loyalty programs.

“It’s an exciting time in the financial industry as banks continue to innovate and become more sophisticated in how they enhance the customer experience,” said Rob MacLean, CEO at Points. “We’re thrilled to leverage our platform and enhance the Scotiabank Mobile Banking app with multi-loyalty program functionality. This partnership speaks highly of Scotiabank’s digital-first mindset and their ongoing commitment to providing mobile solutions that meet evolving customer banking and shopping needs.”

Scotiabank continues to be a leader in mobile banking technology. It was the first Canadian bank to offer a mobile wallet for credit and debit cards on both Android and BlackBerry devices, and is now pioneering the loyalty integration in mobile banking in Canada.

Mr. MacLean continues: “We know that loyalty programs matter to consumers. And by leveraging our industry relationships, Scotiabank can tap into this network of engaged loyalty program members to drive app usage, engagement and retention.”

Powered by Points' Loyalty Commerce Platform, the Loyalty Wallet is a set of platform services accessible via a hosted solution or APIs that allow loyalty programs, merchants and other product partners to embed balance tracking, digital barcodes for point-of-sale earn, and loyalty commerce transactions into their product offerings whether on the web or in an app. To learn more about Points, visit www.points.com.

To learn more about the Scotiabank Mobile Banking app, visit
www.scotiabank.com/mobilebankingcentre
To learn more about My Mobile Wallet, visit www.scotiabank.com/mymobilewallet

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Carrie Mumford
Carrie.Mumford@points.com
403-560-4109